Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of The Beauty Health Company (formerly known as Vesper Healthcare Acquisition Corp.)’s Form S-1, with respect to our audit of the financial statements of The Beauty Health Company (formerly known as Vesper Healthcare Acquisition Corp., the “Company”) as of as of December 31, 2020 and for the period from July 8, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on July 9, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

July 16, 2021